                                                                    EXHIBIT 99.3

                           Filed by: Dorchester Hugoton, Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 000-10697
                           Subject Company: Dorchester Hugoton, Ltd.



The following is the text of the Second Quarter Newsletter sent by Dorchester Hugoton, Ltd. to Unitholders and others requesting a copy of the quarterly newsletter to Unitholders of the Partnership.

SECOND QUARTER NEWSLETTER

To Our Unitholders:

The following is a reprint of a recent press release by the Partnership:

               DORCHESTER HUGOTON, LTD. ANNOUNCES LETTER OF INTENT

DALLAS, TEXAS - August 2, 2001 -- Dorchester Hugoton, Ltd. (NASDAQ - DHULZ) announced today the signing of a non-binding letter of intent to sell its assets in exchange for securities of a newly formed, publicly traded limited partnership ("New Partnership"). New Partnership will result from the nontaxable combination of Dorchester Hugoton, Ltd., Republic Royalty Company, Spinnaker Royalty Company, and affiliated partnerships and oil and gas properties. New Partnership's objectives will be to hold properties that do not generate unrelated business taxable income for its unitholders, and to distribute quarterly all cash beyond that required to pay costs and fund reasonable reserves. New Partnership's general partner will be a newly formed limited liability company owned by the general partners of Dorchester Hugoton, Republic Royalty and Spinnaker Royalty. No management fees will be charged by the general partner to New Partnership, and its expense reimbursement will be limited to 5% of net cash flow for the preceding 12 months, with a 3-year limit on carry-forwards.

Republic Royalty and Spinnaker Royalty are privately held, Dallas, Texas based partnerships that own oil and gas mineral and royalty interests in 26 states, which include interests in 395,000 net acres that are approximately 75% undeveloped and interests in over 10,000 producing wells. Current Republic Royalty and Spinnaker Royalty production is approximately 70% natural gas and 30% crude oil. Estimated proved developed producing reserves (SEC basis) are 37 bcf equivalent for Republic Royalty and affiliated partnerships and 18 bcf equivalent for Spinnaker Royalty. Year 2000 cash flows were approximately $30 million for Republic and Spinnaker combined.

Dorchester Hugoton is a publicly held, Dallas area based partnership that produces only natural gas from owned and operated working interests solely in the Hugoton field in Kansas and Oklahoma, which includes 81,300 net acres with 135 net producing wells. Dorchester Hugoton's estimated proved developed producing reserves (SEC basis) are 54 bcf. Dorchester Hugoton's year 2000 cash flows were approximately $18 million.

Under the provisions of the letter of intent, the New Partnership will be owned 39% by former owners of Dorchester Hugoton, Ltd. and 61% by former owners of Republic Royalty (and its affiliated partnerships and property interest holders) and by former owners of Spinnaker Royalty. The general partnership interest in New Partnership will entitle the general partner to a 1% interest in the properties to be acquired from Dorchester Hugoton and a 4% partnership interest in those properties acquired from Republic Royalty, Spinnaker Royalty and Republic's affiliated partnerships and interests and the New Partnership's other properties. Additionally, the general partner of New Partnership will assume the working interest owner's obligations subject to a 96.97% net profits interest held by New Partnership unitholders in those properties acquired from Dorchester Hugoton, so that those properties will not generate unrelated business taxable income.

The combination is subject to a number of conditions including (1) the execution of definitive transaction documents, (2) the receipt of opinions as to the fairness of the transaction, (3) approval by a majority of Dorchester Hugoton unitholders, (4) approvals by the owners of Spinnaker Royalty and Republic Royalty and affiliated partnerships and interest holders, and (5) filings with and/or clearances by various securities and other governmental authorities. Each participant, including Dorchester Hugoton, will distribute to its unitholders and partners all cash not needed for severance payments, merger costs, and working capital. Dorchester Hugoton's cash currently available for distribution is estimated in excess of $22 million prior to such costs.

THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

ALL DORCHESTER HUGOTON UNITHOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH UNITHOLDER REQUESTING SUCH UNITHOLDER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS, WHEN FINALIZED, WILL BE MAILED TO DORCHESTER HUGOTON UNITHOLDERS AND WILL BE AVAILABLE FROM DORCHESTER HUGOTON ON REQUEST. THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WILL ALSO BE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT http://www.sec.gov.

Dorchester Hugoton and its General Partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION WHEN IT BECOMES AVAILABLE.

Certain statements in this news release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of Dorchester Hugoton, Republic Royalty or Spinnaker Royalty to be materially different from any future results, performance or achievement expressed or implied by such forward-looking statements.

Dorchester Hugoton, Ltd. is a Dallas area based producer of natural gas and its Depositary Receipts trade on the Nasdaq Stock Market under the symbol DHULZ.



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

QUARTERLY INFORMATION

Second quarter 2001 operating revenues were $7,014,000 and net earnings were $4,830,000 or $0.44 per Unit compared to second quarter 2000 operating revenues of $5,572,000 and net earnings of $3,403,000 or $0.32 per Unit. Second quarter results improved during 2001 compared to 2000 primarily because of significantly higher natural gas market prices (see table below).

The Partnership has available a $15,000,000 unsecured revolving credit facility with a current borrowing base of $6,000,000. As of July 31, 2001, letters of credit totaled $25,000 and the amount borrowed was $100,000. Cash and cash equivalents totaled $24,232,000 on June 30, 2001 compared to $15,767,000 on December 31, 2000. During July, 2001 the Partnership and others agreed, pending approval, to settle with Panhandle Eastern Pipe Line Company claims for federally required refunds of ad valorem tax reimbursements received during the 1980's. On April 13, 2001 the Partnership paid an increased quarterly distribution of $0.27 per Unit for the first calendar quarter of 2001. On June 15, 2001 the Partnership paid a special $0.15 per Unit distribution to Unitholders of record on May 31, 2001. On July 13, 2001 the Partnership paid the second calendar quarter distribution of $0.27 per Unit.

As previously reported in the Partnership's Annual Report on Form 10-K, since its first annual payment in 1997, each May the Partnership pays an Oklahoma production payment (calculated through the prior February) that is based upon the difference between market gas prices compared to a table of rising prices and based upon a table of declining volumes. On May 15, 2001 the Partnership paid approximately $1,701,000 in production payments for the year ended February 28, 2001. On August 9, 2001, the Partnership paid $5,270,000 to acquire, effective March 1, 2001, the Oklahoma production payment.

The Partnership's portion of gas sales volumes (not reduced for Oklahoma production payments where applicable) and weighted average sales prices were:

                                    Three Months Ended          Six Months Ended
                               ----------------------------    -----------------
                                   June 30,                         June 30,
                               ----------------     Mar. 31,   -----------------
                                2001       2000       2001      2001       2000
                               -----      -----      -----     -----      -----
Sales Volumes - MMCF:
   Oklahoma ...............    1,179      1,374      1,353     2,531      2,766
   Kansas .................      229        282        250       480        573
                               -----      -----      -----     -----      -----
Total MMCF ................    1,408      1,656      1,603     3,011      3,339
                               =====      =====      =====     =====      =====


Oklahoma gas sales volumes during the second quarter of 2001 were lower than both the previous quarter and same quarter of 2000 primarily as a result of previously announced extensive scheduled maintenance causing downtime on the Partnership's central gas compression units that deliver the Partnership's gas into sales pipelines. See Partnership's 2000 Annual Report on Form 10-K. The three units comprising 5400 horsepower were installed new in 1994 and, except for 1998 unrelated scheduled maintenance, each engine/compressor unit had run almost continuously for more than 50,000 hours. No major problems were discovered and approximately $300,000 was spent. The units are scheduled to undergo a lesser degree of maintenance in 2003. Kansas gas sales during the second quarter of 2001 were less than the previous quarter and the same quarter of 2000 because of natural reservoir decline and well shut-ins required by state deliverability tests necessary to implement gas well operation at a vacuum.

Since May 2001, the Partnership has fracture treated (creating cracks in the formation to assist gas flow from the producing zones into the well bore) three wells in Oklahoma, including the refracture of one well first treated in the first quarter. The refracture treatment slightly increased the well's shut-in pressure but thus far has not improved gas volume. Fracture treatment of two wells produced excellent results with shut-in pressure increasing from 31 to 57 psig and from 29 to 49 psig. Volume increases on the two wells were 138 to 169 mcf per day and 98 to 168 mcf per day. The Partnership plans to continue the fracture treatment program on other wells. The Partnership's Fort Riley well production continues to vary around 40 - 50 mcf per day with about 7 bbls of water per week. The Partnership, as non-operator, will participate, during the last half of 2001, in the deepening of one Oklahoma well to include Fort Riley production.

As discussed in the 2000 Annual Report on Form 10-K, the Partnership is active in supporting its views regarding possible Oklahoma regulatory/legislative action on infill drilling and in monitoring activities resulting from removal of production quantity restrictions during 1998 in the Guymon Hugoton field. Both infill drilling and removal of production limits could require considerable capital expenditures. The outcome and the cost of such activities is unpredictable. No additional compression has been installed that affects the Partnership's wells during 2001 by operators on adjoining acreage resulting from the relaxed production rules. Such installations by others could require Partnership expenditures to stay competitive with adjoining operators.

During 2000, Kansas adopted new regulatory rules, agreed upon by most producers, to enable the use of field compressors to operate Hugoton field wells at a vacuum and provide that no well will be restricted to less than 100 mcf per day. Possible effects on future production in excess of 100 mcf per day allowed by the state regulations are not predictable. The Partnership has received approval to operate all its wells at a vacuum; however, the Partnership does not anticipate any significant change in current production.

The Partnership is continuing to monitor the activity on nearby acreage in the Council Grove formation. At present 15 wells have been drilled by others. Two of the fifteen (15) wells were recompleted in the Guymon Hugoton field which presently reduced production 91 mcf per day on one well and improved production by 18 mcf per day on the other well compared to the original Guymon Hugoton wells that were plugged and abandoned per state regulations. The Partnership's ownership includes the Council Grove formation underlying most of its Oklahoma acreage. It is not known if such monitoring will result in any plans by the Partnership to attempt a Council Grove well; previous preliminary reviews yielded unfavorable forecasts. Recent results by others in the 13 remaining wells have varied from 5 to 436 mcf per day. Production volumes in subsequent months have varied with most wells showing decreases. Current total production from the three Council Grove wells owned by others but located on the Partnership's acreage is approximately 29, 12 and 10 mcf per day. The Partnership has a minor overriding royalty interest in the three wells.

As previously reported, the accounting firm that has, for years, processed the Partnership's 4,000 to 5,000 individualized K-1's notified us that their current computer software would not be able to process year 2000 tax returns in early 2001. Subsequently, the Partnership was notified that the accounting firm had begun developing new software and acquired another firm that had a year 2000 compliant product. Conversion of the data to the year 2000 compliant product has been performed. On July 15, 2001, the Partnership return with K-1's was electronically filed and accepted by the Internal Revenue Service. Expenditures have increased significantly compared to prior years as reflected in increases in general and administrative costs. The Partnership believes it should not incur many costs during 2001 related to the conversion to the year 2000 product.

On August 2, 2001, the Partnership filed a Report on Form 8-K, which included a press release (reprinted above) and a non-binding letter of intent contemplating a combination of the businesses and/or properties of the Partnership, Republic Royalty Company, and Spinnaker Royalty Company, L.P. in a non-taxable transaction, into a new publicly traded limited partnership. With limited exceptions, the letter of intent is non-binding, and the transaction is subject to negotiation and execution of a definitive agreement.

General Information

The next quarterly cash distribution will be determined as of September 30, 2001, and will be processed in October 2001. For inquiries about post-August 21, 1995 distribution checks or transfer of Partnership Unit certificates, please contact the transfer agent, EquiServe Trust Company, N.A., P.O. Box 8040, Boston, MA 02266 at 1-800-587-3982. Securities and Exchange Commission filings are available via the Internet by accessing the Nasdaq home page. The Internet address for Nasdaq is http://www.nasdaq.com. Select the Partnership by entering our symbol "DHULZ", then select "Get InfoQuotes", then select "SEC Filings".

                                               General Partners
                                    P.A. Peak, Inc.         James E. Raley, Inc.

             UNAUDITED FINANCIAL INFORMATION (Dollars in Thousands)

                                             Three Months        Six Months
                                                 Ended             Ended
                                           ----------------   -----------------
Condensed Statements of Earnings               June 30,           June 30,
--------------------------------           ----------------   -----------------
                                            2001     2000       2001      2000
                                           -------  -------   --------  -------
Operating revenues:
     Natural gas sales and other           $ 7,014  $ 5,572   $ 18,392  $ 9,733
                                           -------  -------   --------  -------
Costs and expenses:
     Operating, including production taxes   1,400    1,035      2,827    1,951
     General and administrative                256      177        481      317
     Depletion, depreciation and amort.        566      442        972      891
     Interest expense                           10        9         19       19
     Other                                     (48)     506         39      514
                                           -------  -------   --------  -------
Total costs and expenses                     2,184    2,169      4,338    3,692
                                           -------  -------   --------  -------
Net earnings                               $ 4,830  $ 3,403   $ 14,054  $ 6,041
                                           =======  =======   ========  =======
Net earnings per Unit (in dollars)         $  0.44  $  0.32   $   1.29  $  0.56
                                           =======  =======   ========  =======
Statements of Comprehensive Income
Net earnings                               $ 4,830  $ 3,403   $ 14,054  $ 6,041
Unrealized holding gain (loss)
  on available for sale securities             406       44         26     (132)
                                           -------  -------   --------  -------
Comprehensive income                       $ 5,236  $ 3,447   $ 14,080  $ 5,909


Condensed Balance Sheets                            June 30,      Dec. 31,
------------------------                              2001          2000
                                                   ---------     ---------
Current assets                                      $32,714       $26,116
Net property and equipment                           17,013        12,593
                                                    -------       -------
Total assets                                        $49,727       $38,709
                                                    =======       =======
Current liabilities:
    Distributions payable to Unitholders            $ 2,932       $ 2,389
    Other                                             7,235         3,290
Long term debt                                          100           100
Partnership capital:
    Accum. other comprehensive income                 3,073         3,047
    Other capital                                    36,387        29,883
                                                    -------       -------
Total liabilities and partnership capital           $49,727       $38,709
                                                    =======       =======


Condensed Statements of Cash Flows            Six Months Ended
----------------------------------                June 30,
                                           ----------------------
                                             2001          2000
                                           --------      --------
Net cash flows attributable to:
Operating activities                       $20,792       $ 6,107
Investing activities                        (5,381)         (118)
Financing activities:
     Distributions to Unitholders           (6,946)       (4,992)
                                           -------       -------
Net increase in cash
     and cash equivalents                  $ 8,465       $   997
                                           =======       =======



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